05037279

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 25 2005 213 — SEC MAIL PROCESSING SECTION, WASH. D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Capital Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 E. Broadway, Suite 512
(No. and Street)

Tucson (City) Arizona (State) 85711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Almada (520) 664-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klewer, Julie S.
(Name – *if individual, state last, first, middle name*)

4783 E. Camp Lowell Drive (Address) Tucson (City) Arizona (State) 85712 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Almada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Capital Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKI L. HOLBEN
Notary Public - Arizona
PIMA COUNTY
My Commission Expires
MARCH 19, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

Audited Consolidated Financial Statements
and Supplementary Information

For the year ended December 31, 2004

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Ludwig, Schacht & Klewer, PLLC certified public accountants & consultants

Christopher Wm. Ludwig
Wendy G. Schacht
Julie S. Klewer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Union Capital Holdings Corp. and Subsidiary
Union Capital Company

We have audited the accompanying consolidated statement of financial condition of Union Capital Holdings Corp. (a Corporation) and subsidiary Union Capital Company (a Corporation) as of December 31, 2004 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Union Capital Holdings Corp. and subsidiary Union Capital Company as of December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. However, this information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ludwig, Schacht & Klewer, PLLC

January 26, 2005

4783 E. Camp Lowell Drive * Tucson, Arizona 85712 * 520·545·0500 * Fax 520·545·0555

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Assets:		
Cash	$	36,054
Commissions receivable		20,309
Due from stockholders		34,937
Deposits		36,705
Deferred tax asset		47,000
Intangible asset, net		3,173
Property and equipment, net		18,723
Total assets	$	196,901

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	26,964
Unearned commissions		34,224
Income taxes payable		50
Capital lease payable		1,401
Deferred tax liability		1,200
Total liabilities		63,839
Stockholders' equity:		
Common stock, no par value; 2,000,000 shares authorized, 1,034,759 shares issued and outstanding		-
Paid-in capital		458,724
Accumulated deficit		(325,662)
Total stockholders' equity		133,062
Total liabilities and stockholders' equity	$	196,901

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2004

Revenues:		
Commission revenue	$	414,461
Other income		2,197
Total revenue		416,658
Operating expenses:		
Compensation and benefits		280,508
Occupancy		20,896
Floor brokerage and clearing costs		20,831
Telephone		11,978
Travel and entertainment		10,610
Advertising		9,295
Legal and professional fees		8,138
Office expenses		8,120
Licenses and fees		8,118
Quotes		7,771
Depreciation and amortization		7,145
Miscellaneous		4,832
Contract labor		3,568
Bad debt expense		2,197
Website and internet		800
Total operating expenses		404,807
Operating income		11,851
Other income (expense):		
Interest income		237
Interest and dividends paid		(2,211)
Total other income (expense)		(1,974)
Income before income tax benefit		9,877
Income tax benefit		45,750
Net income	$	55,627

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2004

	Common Stock	Preferred Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2003	$ -	$ 4,600	$ 458,724	$ (381,289)	$ 82,035
Net income				55,627	55,627
Preferred stock redeemed		(4,600)	-		(4,600)
Balance, December 31, 2004	$ -	$ -	$ 458,724	$ (325,662)	$ 133,062

See independent auditors' report and accompanying notes.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	55,627
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		7,145
Deferred income taxes		(45,800)
Changes in operating assets and liabilities:		
Commissions receivable		(5,338)
Due from stockholder		14,655
Other receivables		3,913
Deposits		(33,400)
Accounts payable and accrued expenses		17,015
Unearned commissions		34,224
Total adjustments		(7,586)
Net cash provided by operating activities		48,041
Cash flows from investing activities:		
Purchases of property and equipment		(6,110)
Purchases of intangible asset		(3,400)
Net cash used in investing activities		(9,510)
Cash flows from financing activities:		
Principal repayments of capital lease payable		(774)
Redemption of preferred stock		(4,600)
Net cash used in financing activities		(5,374)
Net change in cash		33,157
Cash, beginning of year		2,897
Cash, end of year	$	36,054
Supplemental disclosure of cash flow activities:		
Cash paid during the year for interest and dividends	$	2,491

See independent auditors' report and accompanying notes.

1. Organization

The consolidating financial statements include the accounts of Union Capital Holdings Corp. (UCHC) and its wholly owned subsidiary Union Capital Company (UCC), collectively referred to as the Company.

UCC, an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. UCC operates a customer business whereby transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission. UCHC, an Arizona corporation, was established in August 2002 and began operations on January 1, 2003.

2. Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements include the accounts of the UCHC and its wholly-owned subsidiary UCC. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Cash

For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

Commissions Revenue and Receivable

Commissions revenue and related expenses are recognized on a trade date basis and recorded monthly. Commissions receivable represent commissions earned on transactions that occurred prior to and on December 31, 2004 and paid to UCC after December 31, 2004.

Property and Equipment

Property and equipment is stated at cost. The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred. Expenditures that increase the useful lives of the assets are capitalized and depreciated. When items are retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

For financial statement purposes, depreciation is computed using the straight-line method over the following estimated useful lives of the various classes of assets:

Furniture and equipment	7 years
Computer equipment and software	5 years
Vehicle	5 years

Intangible Asset

The costs for UCC to purchase its website domain name are stated at cost. These costs are being amortized using the straight-line method over an estimated five year useful life.

Income Taxes

UCHC and UCC file a consolidated income tax return and maintain a December 31 year-end for financial and income tax reporting purposes.

The Company records deferred income tax assets and liabilities based on items of income and expense that are reported for financial statement purposes in different periods than for income tax purposes. The differences relate principally to the use of different methods of depreciation for financial and tax purposes and net operating loss carryovers.

2. Summary of Significant Accounting Policies, Continued

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

UCC, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts. These activities may expose UCC to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. UCC does not maintain margin accounts for its customers, and therefore, there were no excess margin securities at December 31, 2004.

UCC transacts its business with customers located throughout the United States and Latin America.

3. Net Capital

UCC, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules prohibit the UCC from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined by SEC rules) exceeds eight times its "net capital" (as defined by SEC rules) for the first year, and fifteen times its "net capital" for subsequent years.

At December 31, 2004, UCC had a net capital requirement of $5,000 and net capital and aggregate indebtedness of $29,410 and $61,188, respectively.

4. Deposits

Deposits at December 31, 2004 consist of $1,705 paid in connection with the rental of the Company's office space and $35,000 on deposit with RBC Dain Correspondent Services, the broker-dealer through which all UCC transactions are cleared.

5. Property and Equipment

Property and equipment consists of:

Furniture and equipment	$	17,705
Computer equipment and software		16,156
Vehicle		6,110
Total property and equipment, at cost		39,971
Less: accumulated depreciation		(21,248)
Property and equipment, net	$	18,723

6. Intangible Asset

The intangible asset consists of:

Website domain name	$	3,400
Accumulated amortization		(227)
Intangible asset, net	$	3,173

7. Income Taxes

Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred income tax assets in the amount of $47,000 are the result of net operating loss carryovers. Deferred income tax liabilities in the amount of $1,200 are the result of differences between depreciation for income tax and financial reporting purposes.

At December 31, 2004, the Company had a net operating loss carryover for federal income tax purposes of $207,731 available to offset future taxable income. This loss carryover expires in 2021. The Company had a net operating loss carryover for Arizona income tax purposes of $208,702. This loss carryover expires in 2006.

8. Related Party Transactions

As of December 31, 2004, UCC was owed $34,937 from short-term advances made to stockholders.

During the year ended December 31, 2004, UCHC redeemed 4,600 shares of Series A, $1.00 par value, noncumulative preferred stock from a stockholder in the amount of $4,600. Interest and dividends paid for the year ended December 31, 2004 includes $1,800 in dividends paid to the stockholder in connection with this redemption.

9. Commitments and Contingency

Commitments

The Company leases office space under an operating lease that expires December 2006. Rent expense under this lease during the year ended December 31, 2004 was $19,625.

Future minimum lease payments under this lease are:

2005	$	23,211
2006		24,013
	$	47,224

During 2000, UCC entered into a service contract agreement with a foreign company registered in Tortola, British Virgin Islands. Under the terms of the agreement, UCC will earn commissions for providing referred clients with links to software that will allow them access to the bond and mutual fund markets in the United States. UCC will pay the foreign company a percentage of the gross commissions received. This agreement expires in December 2005, and UCC has not incurred any liabilities related to this agreement as of December 31, 2004.

During September 2004, UCC entered into an agreement with a radio station for a weekly financial program and daily market updates to be hosted by a UCC employee. The agreement expires September 2007 and allows for cancellation upon thirty days written notice. As of December 31, 2004, UCC had not provided any cancellation notice to the radio station. Future required payments under this agreement are:

2005	$	47,600
2006		48,000
2007		32,000
	$	127,600

Contingency

UCC does not carry general liability insurance, therefore, the Company's assets are subject to loss in the event of damage of business property and equipment or malpractice claims filed against the Company or its employees. As described in Note 1 above, UCC is an introducing broker and does not hold client funds in any of its accounts.

10. Common Stock and Options

During the year ended December 31, 2004, UCHC redeemed 4,600 shares of noncumulative, nonvoting, nonconvertible preferred stock from a stockholder in the amount of $4,600.

As of December 31, 2004, UCHC has issued warrants for the purchase of 8,643 shares of common stock. The warrants are convertible to one share of common stock for each warrant held. The warrants are exercisable at $0.01 per share and expire October 26, 2006.

As of December 31, 2004, UCHC has options outstanding for the purchase of 325,000 shares of common stock at $0.01 per share.

SUPPLEMENTARY INFORMATION

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Assets:				
Cash	$ 41	$ 36,013	$ -	$ 36,054
Commissions receivable	-	20,309	-	20,309
Due from stockholders	-	34,937	-	34,937
Deposits	-	36,705	-	36,705
Investment in Union Capital Company	133,071		(133,071)	-
Deferred tax asset	-	47,000	-	47,000
Intangible asset, net	-	3,173	-	3,173
Property and equipment, net	-	18,723	-	18,723
Total assets	$ 133,112	$ 196,860	$ (133,071)	$ 196,901

LIABILITIES AND STOCKHOLDERS' EQUITY

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Liabilities:				
Accounts payable and accrued expenses	$ -	$ 26,964	$ -	$ 26,964
Unearned commissions	-	34,224	-	34,224
Income taxes payable	50	-	-	50
Capital lease payable	-	1,401	-	1,401
Deferred tax liability	-	1,200	-	1,200
Total liabilities	50	63,789	-	63,839
Stockholders' equity:				
Common stock, no par value; 2,000,000 shares authorized, 1,034,759 shares issued and outstanding	-	-	-	-
Paid-in capital	458,724	458,624	(458,624)	458,724
Accumulated deficit	(325,662)	(325,553)	325,553	(325,662)
Total stockholders' equity	133,062	133,071	(133,071)	133,062
Total liabilities and stockholders' equity	$ 133,112	$ 196,860	$ (133,071)	$ 196,901

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2004

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Revenues:				
Commission revenue	$ -	$ 414,461	$ -	$ 414,461
Management fee revenue	10,711	-	(10,711)	-
Other income	-	2,197	-	2,197
Equity in earnings of subsidiary	55,988	-	(55,988)	-
Total revenue	66,699	416,658	(66,699)	416,658
Operating expenses:				
Compensation and benefits	-	280,508	-	280,508
Occupancy	-	20,896	-	20,896
Floor brokerage and clearing costs	-	20,831	-	20,831
Telephone	6,143	5,835	-	11,978
Travel and entertainment	-	10,610	-	10,610
Advertising	-	9,295	-	9,295
Legal and professional fees	1,440	6,698	-	8,138
Office expenses	559	7,561	-	8,120
Licenses and fees	-	8,118	-	8,118
Quotes	-	7,771	-	7,771
Depreciation and amortization	-	7,145	-	7,145
Miscellaneous	280	4,552	-	4,832
Contract labor	-	3,568	-	3,568
Bad debt expense	-	2,197	-	2,197
Website and internet	800	-	-	800
Management fees	-	10,711	(10,711)	-
Total operating expenses	9,222	406,296	(10,711)	404,807
Operating income	57,477	10,362	(55,988)	11,851
Other income (expense):				
Interest income	-	237	-	237
Interest and dividends paid	(1,800)	(411)	-	(2,211)
Total other income (expense)	(1,800)	(174)	-	(1,974)
Income before income tax provision (benefit)	55,677	10,188	(55,988)	9,877
Income tax provision (benefit)	50	(45,800)	-	(45,750)
Net income	$ 55,627	$ 55,988	$ (55,988)	$ 55,627

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

CONSOLIDATING STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

	Union Capital Holdings Corp.	Union Capital Company	Consolidating Adjustments	Consolidated Totals
Common stock:				
Balance, December 31, 2003	$ -	$ -	$ -	$ -
Balance, December 31, 2004	$ -	$ -	$ -	$ -
Preferred stock:				
Balance, December 31, 2003$	4,600	$ -	$ -	$ 4,600
Preferred stock redeemed	(4,600)	-	-	(4,600)
Balance, December 31, 2004	$ -	$ -	$ -	$ -
Paid-in capital:				
Balance, December 31, 2003	$ 458,724	$ 458,624	$ (458,624)	$ 458,724
Balance, December 31, 2004	$ 458,724	$ 458,624	$ (458,624)	$ 458,724
Accumulated deficit:				
Balance, December 31, 2003	$ (381,289)	$ (381,541)	$ 381,541	$ (381,289)
Net income	55,627	55,988	(55,988)	55,627
Balance, December 31, 2004	$ (325,662)	$ (325,553)	$ 325,553	$ (325,662)

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2004

Net Capital		
Consolidated stockholders' equity qualified for net capital	$	133,062
Add:		
Allowable credits:		
Deferred tax liability		1,200
Capital lease for computers (allowable under SEC Rule 15c3-1(c)(1)(viii) and (2)(iv))		1,401
Total capital and allowable credits		135,663
Deductions:		
Nonallowable assets:		
Due from stockholder		34,937
Lease deposit		1,705
Deferred tax asset		47,000
Property and equipment, net		18,723
Intangible asset, net		3,173
Net capital before haircuts		30,125
Haircuts on money market account (2%)		(715)
Net capital		29,410
Minimum net capital requirement		5,000
Net capital in excess of required amount	$	24,410
Aggregate indebtedness	$	61,188
Ratio: aggregate indebtedness to net capital		2.08

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

RECONCILIATIONS UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2004

Reconciliation of Computation of Net Capital:

Net Capital

Net capital, per FOCUS Report, Part IIA, page 10, line 10	$	29,594
Net capital, per December 31, 2004 audited financial statement	$	29,410

The difference between net capital per the FOCUS report and the audited financial statement is due to audit adjustments with a net income effect of $36 and consolidation of Union Capital Company with its parent company, Union Capital Holdings Corp. for financial reporting purposes.

Aggregrate Indebtedness

Aggregate indebtedness, per FOCUS Report, Part IIA, page 11, line 19	$	61,011
Aggregate indebtedness, per December 31, 2004 audited financial statement	$	61,188

The difference between aggregate indebtedness per the FOCUS report and the audited financial statement is due to audit adjustments and the consolidation of Union Capital Company with its parent company, Union Capital Holdings Corp. for financial reporting purposes.

Supplementary Information.
See independent auditors' report.

UNION CAPITAL HOLDINGS CORP. AND SUBSIDIARY UNION CAPITAL COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2004

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Information.
See independent auditors' report.

Ludwig, Schacht & Klewer, PLLC certified public accountants & consultants

Christopher Wm. Ludwig
Wendy G. Schacht
Julie S. Klewer

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders
Union Capital Holdings Corp. and Subsidiary
Union Capital Company

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Union Capital Holdings Corp. and Subsidiary Union Capital Company (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

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control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ludwig, Schacht & Klenner, PLLC

January 26, 2005